EXHIBIT 2.1
Purchase Agreement
dated as of April 20, 2007
among
Silver Brands Partners II, L.P.,
VDW Farms, Ltd.,
VDW Management, L.L.C.,
AND
Bay Valley Foods LLC

Table of Contents

ARTICLE 1	DEFINITIONS	1

ARTICLE 2	PURCHASE; PURCHASE PRICE; CLOSING	11

2.1	Unit and Warrant Purchase	11

2.2	Purchase Price	11

2.3	Certain Events Immediately Prior to the Closing	12

2.4	Closing	12

2.5	Preparation of Closing Date Balance Sheet; Determination of Purchase Price	13

ARTICLE 3	REPRESENTATIONS AND WARRANTIES REGARDING SELLERS	15

3.1	Organization and Good Standing.	15

3.2	Authority; Validity; Consents	16

3.3	Enforceability	16

3.4	No Conflicts	16

3.5	Ownership of Units and Warrants	16

ARTICLE 4	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	17

4.1	Organization and Good Standing	17

4.2	Consents	17

4.3	No Conflict	17

4.4	Capitalization	17

4.5	Subsidiaries; Equity Investments	18

4.6	Financial Statements	18

4.7	Real Property	18

4.8	Sufficiency of Assets	19

4.9	Property, Plant and Equipment	19

4.10	Brokers or Finders	19

4.11	Environmental, Health and Safety Matters	20

4.12	No Undisclosed Liabilities	20

4.13	Employee Benefit Plans	21

4.14	Compliance with Legal Requirements; Permits	21

4.15	Legal Proceedings	22

4.16	Insurance	23

4.17	Absence of Certain Changes and Events	23

4.18	Material Contracts	24

4.19	Labor Relations	26

4.20	Intellectual Property	26

4.21	Suppliers and Customers	27

4.22	Trade Deals and Promotions	27

4.23	Related Party Transactions	27

4.24	No Product Liabilities; Product Warranties	27

4.25	Inventory	28

4.26	Accounts Receivable	28

4.27	Indebtedness	28

4.28	Taxes	28

4.29	Specific Compliance with FDA, USDA and Other Food Regulations	29

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYER	29

5.1	Organization and Good Standing	29

5.2	Authority; Validity; Consents	29

5.3	No Conflict	30

5.4	Capitalization of Buyer	30

5.5	Legal Proceedings	30

5.6	Investment Intent	30

5.7	Sophistication	30

5.8	Brokers or Finders	31

5.9	Financing	31

5.10	No Knowledge of Misrepresentations or Omissions	31

5.11	Solvency	31

ARTICLE 6	PRE-CLOSING COVENANTS OF SELLERS	31

6.1	Access and Investigation	31

6.2	Operation of the Business	32

6.3	Negative Covenants	32

6.4	Required Approvals	32

6.5	Commercially Reasonable Efforts	32

6.6	Notice of Developments	33

6.7	Exclusivity	33

6.8	Survey	33

6.9	Payments to Employees	33

ARTICLE 7	PRE-CLOSING COVENANTS OF BUYER	33

7.1	Required Approvals	33

7.2	Non-Disclosure Obligations	34

7.3	Commercially Reasonable Efforts	35

ARTICLE 8	CONDITIONS PRECEDENT TO OBLIGATION OF BUYER	35

8.1	Accuracy of Representations	35

8.2	Company Performance	35

8.3	No Order	35

8.4	Governmental Authorizations	36

8.5	Required Consents	36

8.6	Agreements	36

8.7	No Material Adverse Effect	36

8.8	Real Estate Documentation	36

8.9	FIRPTA Certificates	36

ARTICLE 9	CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS	36

9.1	Accuracy of Representations	36

9.2	Buyer’s Performance	37

9.3	No Order	37

9.4	Governmental Authorizations	37

9.5	Agreements	37

ARTICLE 10	POST-CLOSING COVENANTS	37

10.1	Access to Books, Records, Etc	37

10.2	General	38

10.3	Litigation Support; Attorney-Client Privilege	38

10.4	Benefit Arrangements	38

10.5	Cooperation on Tax Matters; Transfer Taxes	38

ARTICLE 11	TERMINATION	40

11.1	Termination Events	40

11.2	Effect of Termination	41

ARTICLE 12	INDEMNIFICATION; REMEDIES	41

12.1	Survival	41

12.2	Indemnification by Sellers	41

12.3	Notice of Potential Claims for Indemnification	43

12.4	Claims Not Involving Third Parties	43

12.5	Third Party Claims	43

12.6	Subrogation	44

12.7	Insurance and Other Recoveries	44

12.8	Acknowledgement of Buyer	44

12.9	Escrow Account	45

ARTICLE 13	GENERAL PROVISIONS	45

13.1	Public Announcements	45

13.2	Notices	45

13.3	Waiver	47

13.4	Entire Agreement; Amendment	47

13.5	Assignments	47

13.6	Severability	47

13.7	Section Headings; Construction	48

13.8	Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver	48

13.9	Counterparts	48

13.10	Time of Essence	48

13.11	No Third Party Beneficiaries	49

13.12	Expenses	49

Exhibits

Exhibit A:	Working Capital Methodology

Exhibit B:	Form of Escrow Agreement

Exhibit C:	Form of Non-Solicitation, Non-Competition and Confidentiality Agreement

Purchase Agreement
     This Purchase Agreement (“Agreement”) is made as of April 20, 2007 (the “Effective Date”) among Silver Brands Partners II, L.P., a Texas limited partnership (“Silver Brands”), VDW Farms, Ltd., a Texas limited partnership (“VDW Investors”), VDW Management, L.L.C., a Texas limited liability company and a wholly owned subsidiary of Silver Brands (“VDW GP” and together with VDW Investors and Silver Brands, the “Sellers,” and each a “Seller”), and Bay Valley Foods LLC, a Delaware limited liability company (“Buyer”).
Recitals
     VDW GP is the general partner of VDW Acquisition, Ltd., a Texas limited partnership (the “Company”), holding 10,000 Units of the Company, and Silver Brands and VDW Investors are the limited partners of the Company holding 7,990,000 and 2,000,000 Units of the Company, respectively. Silver Brands and VDW Investors also hold warrants to purchase additional Units of the Company.
     This Agreement provides for the acquisition by Buyer of the Units held by VDW GP and the acquisition by Buyer of the Units and warrants held by Silver Brands and VDW Investors.
Agreement
     Now, Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties agree as follows.
Article 1
Definitions
     For purposes of this Agreement, the following terms have the meanings specified or referenced below.
     “Adjusted Current Assets” means the aggregate amount of the current assets of the Company shown on the Closing Date Balance Sheet as such current assets are calculated in accordance with the Working Capital Methodology.
     “Adjusted Current Liabilities” means the aggregate amount of the current liabilities of the Company shown on the Closing Date Balance Sheet as such current liabilities are calculated in accordance with the Working Capital Methodology, but excluding (a) any Indebtedness of the Company, (b) any of the Company’s Transaction Expenses and (c) any Management Fees.
     “Adjusted Net Working Capital” means an amount equal to the Adjusted Current Assets less the Adjusted Current Liabilities.

     “Affiliate” means with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.
     “Aggregate Accounting Fees” has the meaning set forth in Section 2.5(d).
     “Agreement” has the meaning set forth in the introductory paragraph.
     “Asserted Liability” has the meaning set forth in Section 12.3.
     “Assets” has the meaning set forth in Section 4.9.
     “Audited Financial Statements” has the meaning set forth in Section 4.6.
     “Base Consideration” has the meaning set forth in Section 2.2.
     “Benefit Plans” has the meaning set forth in Section 4.13.
     “Business” means the manufacture and distribution of salsa, picante sauce and other tomato or pepper-based products as engaged in by the Company during the period prior to and including the Effective Date.
     “Buyer” has the meaning set forth in the introductory paragraph.
     “Buyer’s Objection Notice” has the meaning set forth in Section 2.5(a).
     “Buyer’s Transaction Expenses” means all costs and expenses incurred by or on behalf of Buyer and its affiliates in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, all fees and out-of-pocket expenses of such entities’ Representatives, the fees and expenses due in connection with any debt or equity financing arranged by or for the benefit of Buyer and any fees or expenses paid or incurred by Buyer in connection with the notifications and approvals required under the HSR Act.
     “CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et. seq., as amended.
     “Closing” has the meaning set forth in Section 2.4.
     “Closing Date” means the date and time as of which the Closing occurs as set forth in Section 2.4.
     “Closing Date Balance Sheet” has the meaning set forth in Section 2.5(b)(i).
     “Code” means the Internal Revenue Code of 1986, as amended.

     “Company” has the meaning set forth in the Recitals.
     “Company’s Intellectual Property” means all Intellectual Property owned, licensed or used by the Company.
     “Company’s Organizational Documents” has the meaning set forth in Section 4.1.
     “Company’s Transaction Expenses” means (a) all costs and expenses incurred by the Company, Sellers or on either of their behalf in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, all fees and out-of-pocket expenses of any of their Representatives, but specifically excluding Buyer’s Transaction Expenses and the Management Fees and (b) all payments or other distributions required to be made to any directors, officers, employees or agents of the Company as a result of the transactions contemplated by the Transaction Documents, including all severance payments, termination payments or other amounts payable under the terms of any agreement.
     “Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral) that is legally binding.
     “Debt Payoff Amount” means the amount necessary to fully discharge the Indebtedness of the Company outstanding on the Closing Date.
     “Deductible” has the meaning set forth in Section 12.2(d).
     “Disclosure Schedules” means the disclosure schedules of the Company delivered to Buyer on the Effective Date.
     “Dispute Resolution Period” has the meaning set forth in Section 12.4.
     “Effective Date” means the date as of which this Agreement was executed as set forth in the first sentence of this Agreement.
     “Encumbrance” means any charge, lien, mortgage, deed of trust, pledge, security interest, option, right of first refusal, easement, servitude, restrictive covenant, encroachment, encumbrance, or other similar restriction.
     “Environmental Law” means and includes any Legal Requirement in effect on the Closing Date relating to pollution or protection of the environment including, without limitation: (a) CERCLA; (b) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., (“RCRA”); (c) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (d) the Clean Air Act (42 U.S.C. §§ 7401 et seq.); (e) the Clean Water Act (33 U.S.C. §§1251 et seq.); (f) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (g) the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.); (h) the Safe Drinking Water Act (41 U.S.C. §§300f et seq.); and (i) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (a) — (h) of this subparagraph; in each case as in effect on the Closing Date.
     “Environmental Permits” has the meaning set forth in Section 4.11.
     “Equity Interests” means any capital stock, partnership or limited liability company interest or other equity or voting interest or any security or evidence of indebtedness convertible into or exchangeable for any capital stock, partnership or limited liability company interest or other equity interest, or any right, warrant or option to acquire any of the foregoing.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules issued thereunder.
     “Escrow Agent” means U.S. Bank National Association.
     “Escrow Agreement” means the Escrow Agreement, in substantially the form of Exhibit B to be entered into by and among Buyer, Sellers and the Escrow Agent prior to the Closing.
     “Escrow Amount” means an amount equal to 10% of the Base Consideration.
     “Escrow Funds” means the portion of the Escrow Amount, if any, then held in escrow and not previously distributed pursuant to the terms of the Escrow Agreement.
     “Facilities” has the meaning set forth in Section 4.11.
     “FDA” has the meaning set forth in Section 4.29.
     “Financial Statements” has the meaning set forth in Section 4.6.
     “Food Authorities” has the meaning set forth in Section 4.29.
     “GAAP” means United States generally accepted accounting principles as in effect on the Effective Date.
     “Governmental Antitrust Authority” has the meaning set forth in Section 7.1.
     “Governmental Authority” means any:
(a)	nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b)	federal, state, local, municipal, foreign, or other government;

(c)	governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d)	multinational organization or body; or

(e)	body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
     “Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.
     “Hazardous Materials” means any waste or other substance that is listed, defined, designated, classified as, or determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant or otherwise regulated under or pursuant to any Environmental Law, including, without limitation, RCRA hazardous wastes, CERCLA hazardous substances, oil and petroleum and all derivatives and constituents thereof, polychlorinated biphenyls (PCBs), and asbestos or asbestos-containing materials.
     “HSR Act” means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Indebtedness” means, with respect to the Company, (a) any indebtedness for borrowed money, whether short term or long term, (b) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments whether short term or long term, (c) all liabilities secured by any Encumbrance on any property owned by the Company, (d) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect the Company against fluctuations in interest rates, (e) all indebtedness for the deferred purchase price of property or services represented by a note, (f) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (a) through (e), and (g) all indebtedness referred to in the foregoing clauses (a) through (f) which is directly or indirectly guaranteed by the Company, but excluding any liability under the undrawn portion of any outstanding standby letters of credit. Indebtedness shall include Indebtedness due from the Company to a Related Party.
     “Indemnification Notice” has the meaning set forth in Section 12.3.
     “Indemnitee” has the meaning set forth in Section 12.3.
     “Independent Accounting Firm” has the meaning set forth in Section 2.5(d).
     “Intellectual Property” means all intellectual property or proprietary rights of any description of any Person, including all rights of any Person in and to (a) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations, provisionals, divisions, renewals, revivals, and foreign counterparts thereof and all registrations and renewals in connection therewith (“Patents”), (b) trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith (“Trademarks”), (c) copyrightable works, copyrights and all applications, registrations and renewals in connection therewith (“Copyrights”), (d) mask works and all applications, registrations and renewals in connection therewith, (e) trade secrets, inventions and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, assembly, test, installation, service and inspection instructions and procedures, technical, operating and service and maintenance manuals and data, hardware reference manuals and engineering, programming, service and maintenance notes and logs), (f) computer software (including all source code, object code, data and related documentation), (g) Internet addresses, URL, domain names, websites and web pages, and (h) goodwill related to any or all of the foregoing.
     “IP Licenses” means all licenses, sublicenses and other agreements or permissions related to Company’s Intellectual Property under which the Company is a licensor or licensee but excluding licenses to “shrink-wrap” or “off-the-shelf” software.
     “IRS” means the United States Internal Revenue Service or any successor agency and, to the extent relevant, the United States Department of the Treasury.
     “Leased Real Property” has the meaning set forth in Section 4.7.
     “Leases” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Company is a party and pursuant to which the Company uses or occupies or has the right to use or occupy any Leased Real Property.
     “Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.
     “Liability” means all liabilities and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).
     “Losses” of a Person means any liabilities, losses, damages, deficiencies, assessments, judgments and costs or expenses (including out-of-pocket expenses for investigation and defense and reasonable attorneys’ fees) actually incurred or sustained by the indemnified party, but specifically excluding any special, consequential, indirect or incidental damages, lost profits or punitive damages and, in particular, no multiple of profits, cash flow or EBITDA or similar valuation methodology shall be used in calculating Losses.

     “LP Agreement” means the Amended and Restated Limited Partnership Agreement dated as of June 7, 2002 by and among VDW Investors, VDW GP and Silver Brands (as amended from time to time).
     “Management Fees” means any management fees (including accrued interest) due and owing Silver Brands by the Company under the Silver Management Agreement.
     “Material Adverse Effect” means any change, event, effect or condition that, individually or together with any other change, event, effect or condition, is, or is reasonably likely to be, materially adverse to the Business or its assets, results of operations or financial condition of the Company, taken as a whole, or on the ability of Sellers to consummate timely the transactions contemplated hereby; provided, however, that none of the following shall constitute a Material Adverse Effect: (a) any adverse change, event, effect or condition (i) arising from or relating to conditions affecting the U.S. or world economy or markets generally and not impacting the Company in any manner disproportionate to other companies similarly situated, (ii) arising from or relating to conditions generally affecting the industries and markets in which the Business operates and not impacting the Company in any manner disproportionate to other participants in such industries and markets, (iii) arising from or relating to national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world, (iv) arising from or relating to financial, banking, or securities markets, (v) as a result of changes in GAAP or (vi) as a result of or related to this Agreement or the transactions contemplated hereby or the announcement hereof; (b) any existing event, occurrence, or circumstance which was disclosed in writing to Buyer on or prior to the Effective Date; and (c) any adverse change in or effect on the business, assets, financial condition or results of operations of the Company that is cured to the reasonable satisfaction of Buyer before the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Article 11 hereof.
     “Material Contracts” has the meaning set forth in Section 4.18(a).
     “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.
     “Non-Disclosure Agreement” means the confidentiality agreement dated January 15, 2007, between the Company and Buyer.
     “Non-Solicitation, Non-Competition and Confidentiality Agreement” means the Non-Solicitation, Non-Competition and Confidentiality Agreement in the form attached hereto as Exhibit C.
     “Objection” has the meaning set forth in Section 12.4.
     “Occupational Safety and Health Law” means any Legal Requirement in effect on the Closing Date designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards.

     “Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Governmental Authority.
     “Owned Real Property” has the meaning set forth in Section 4.7(a).
     “Party” or “Parties” means, individually or collectively, Buyer and Sellers.
     “Permitted Exceptions” means (a) Encumbrances for Taxes not yet due or payable or that are being contested in good faith by appropriate Proceedings for which adequate reserves in accordance with GAAP are maintained and are reflected on the Closing Date Balance Sheet; (b)  Encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen, construction or other Encumbrances arising by operation of law or in the ordinary course of business in respect of obligations that are not yet due or that are being contested in good faith by appropriate Proceedings, for which adequate reserves in accordance with GAAP are maintained and are reflected on the Closing Date Balance Sheet; (c) Encumbrances arising pursuant to Indebtedness which will be released at or prior to the Closing; (d) easements, servitudes, reservations, rights-of-way, restrictions, covenants, conditions and other similar encumbrances whether of record or apparent on the premises, including but not limited to road, highway, pipeline, railroad and utility easements and servitudes, and municipal, zoning and building by-laws which do not, individually or in the aggregate, materially interfere with the use, occupancy, marketability or operation of the Real Property as currently used, occupied and operated or as intended to be used, occupied and operated by the Company in the Business; (e) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation; (f) deposits to secure the performance of bids, trade contracts and leases, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (g) Encumbrances encumbering customary deposit accounts or brokerage accounts incurred in the ordinary course of business; (h) Encumbrances which arise under Article 4 of the Uniform Commercial Code of any applicable jurisdiction on items in collection and documents and proceeds related thereto; (i) leases, licenses, subleases or sublicenses granted to other Persons in the ordinary course of business that, individually or in the aggregate, do not interfere materially with the ordinary conduct of the Business; (j) Encumbrances encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of setoff; and (k) Encumbrances in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.
     “Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Authority.
     “Post-Closing Obligations” has the meaning set forth in Section 12.1.
     “Price Per Unit” means the amount determined by dividing (a) the Purchase Price by (b) the number of issued and outstanding Units immediately prior to the Closing (10,000,000).

     “Pro Rata Share” means 80% with respect to Silver Brands and 20% with respect to VDW Investors.
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) involving the Company commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.
     “Product” has the meaning set forth Section 4.29.
     “Purchase Price” has the meaning set forth in Section 2.2.
     “Real Property” has the meaning set forth in Section 4.7.
     “Related Party” means any partner, shareholder, director, officer employee, trustee, beneficiary or Affiliate (meaning a wife, husband, or other Person controlled by, controlling or under common control with another Person) of the Company or Sellers, or any member of Sellers.
     “Related Party Transactions” has the meaning set forth in Section 4.23.
     “Release” has the same meaning ascribed thereto under CERCLA Section 101(22), except that it shall apply to any and all Hazardous Materials, not just CERCLA hazardous substances, including, without limitation, any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.
     “Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.
     “Sellers’ Knowledge” means with respect to any matter in question, in the case of Sellers, if any of Jack Kelly, Dave Hamann, Darryl Bilderback, Mike Knuth, Micah Valine, Ori Rodriguez or Terry Bleecker has actual knowledge of the matter in question.
     “Severance Plan” has the meaning set forth in Section 10.4.
     “Silver Brands Organizational Documents” has the meaning set forth in Section 3.1.
     “Silver Brands Warrant” means the warrant to purchase 640,000 Units granted by the Company to Silver Brands under the Note and Warrant Purchase Agreement dated June 7, 2002.
     “Silver Management Agreement” means the Management Agreement dated as of June 7, 2002, between the Company and Silver Brands.
     “Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (a) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (b) in the case of partnerships, serves as a general partner, (c) in the case of a limited liability company, serves as a managing member, or (d) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.
     “Target Net Working Capital” means $6,500,000, which amount has been calculated in accordance with the Working Capital Methodology. A detailed calculation of the Target Net Working Capital is set forth on Schedule 1 of the Working Capital Methodology.
     “Tax” or “Taxes” means any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar taxes, duty, levy or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto, whether disputed or not).
     “Tax Return” means any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax.
     “Taxing Authority” means any Governmental Authority with administrative or judicial authority and responsibility for enforcing the payment of Taxes.
     “Third Party Claim” means any Proceeding that is instituted against an Indemnitee by a Person other than Buyer.
     “Threatened” means that a party has received a written or oral demand or written or oral notice of a claim, Proceeding or dispute.
     “Transaction Documents” means this Agreement, the Escrow Agreement, the Non-Solicitation, Non-Competition and Confidentiality Agreement and any other agreements, instruments, or documents entered into pursuant to this Agreement.
     “Unaudited Financial Statements” has the meaning set forth in Section 4.6.
     “Unit” or “Units” has the meaning set forth in the LP Agreement.
     “USDA” has the meaning set forth in Section 4.29.
     “VDW GP Organizational Documents” has the meaning set forth in Section 3.1.

     “VDW Investors Organizational Documents” means the certificate of limited partnership and the limited partnership agreement of VDW Investors, in each case as amended to the Effective Date.
     “VDW Investors Warrant” means the warrant to purchase 160,000 Units granted by the Company to VDW Investors under the Note and Warrant Purchase Agreement dated June 7, 2002.
     “Warrants” means the Silver Brands Warrant and the VDW Investors Warrant.
     “Working Capital Methodology” means the accounting principles, practices and policies used in the preparation of the 2006 Balance Sheet except as modified as described on Exhibit A.
     “1933 Act” means the Securities Act of 1933, as amended.
     “2006 Balance Sheet” means the audited balance sheet of the Company as of December 31, 2006.
Article 2
Purchase; Purchase Price; Closing
     2.1 Unit and Warrant Purchase
     Subject to the terms and conditions of this Agreement, Buyer shall purchase and the Sellers shall sell, in the aggregate, all of the outstanding Units of the Company and the Warrants for an aggregate purchase price equal to the Purchase Price, pursuant to the following transactions:
     (a) Buyer shall purchase from VDW GP at the Closing, and VDW GP shall sell to Buyer at the Closing, that number of Units set forth opposite VDW GP’s name on Schedule 2.1 attached hereto;
     (b) Buyer shall purchase from Silver Brands at the Closing, and Silver Brands shall sell to Buyer at the Closing, that number of Units set forth opposite such Seller’s name on Schedule 2.1 attached hereto and the Silver Brands Warrant, for a purchase price per Unit equal to the Price Per Unit; and
     (c) Buyer shall purchase from VDW Investors at the Closing, and VDW Investors shall sell to Buyer at the Closing, that number of Units set forth opposite such Seller’s name on Schedule 2.1 attached hereto and the VDW Investors Warrant, for a purchase price per Unit equal to the Price Per Unit.
     2.2 Purchase Price
     Subject to the terms and conditions of this Agreement, the aggregate consideration payable for the Units shall equal $88,500,000 (the “Base Consideration”), as further increased or decreased on a dollar-for-dollar basis for the cumulative net adjustments required by the following as of the Closing Date (as adjusted, the “Purchase Price”):

     (a) The Base Consideration shall be decreased by the Debt Payoff Amount paid by Buyer at the Closing;
     (b) The Base Consideration shall be increased by the amount, if any, by which the Adjusted Net Working Capital exceeds the Target Net Working Capital;
     (c) The Base Consideration shall be decreased by the amount, if any, by which the Adjusted Net Working Capital is less than the Target Net Working Capital;
     (d) The Base Consideration shall be decreased by the amount of the Management Fees paid by Buyer at the Closing; and
     (e) The Base Consideration shall be decreased by the amount of the Company’s Transaction Expenses paid by Buyer at the Closing.
     2.3 Certain Events Immediately Prior to the Closing
     Immediately prior to the Closing, in addition to such other actions as may be provided for herein:
     (a) Sellers shall obtain payoff letters and lien discharges, each in form and substance satisfactory to Buyer, with respect to the Indebtedness of the Company in form and substance reasonably satisfactory to Buyer, in order to establish the Debt Payoff Amount on the Closing Date.
     (b) Buyer, Sellers and the Escrow Agent shall enter into the Escrow Agreement. The Escrow Agreement shall provide that (i) the Escrow Amount shall be distributed to Sellers in accordance with Article 12 hereof, (ii) all interest and investment returns accruing during the term of the Escrow Agreement on the Escrow Amount shall accrue and be added to the Escrow Amount until disbursed pursuant to the provisions of Article 12 hereto, (iii) Buyer and Sellers shall each be responsible for payment of 50% of the fees and charges of the Escrow Agent, (iv) all interest and investment returns on the Escrow Amount shall be taxable to Buyer, and (v) in acting under the Escrow Agreement, the Escrow Agent shall be entitled to the privileges and immunities customary of such agent.
     (c) Sellers shall provide Buyer with wire transfer instructions, at least two (2) business days prior to the Closing, relating to payment of the Purchase Price, the Company’s Transaction Expenses, and the Management Fees.
     2.4 Closing
     (a) The closing of the sale and purchase of the Units and the Warrants (the “Closing”) and the other transactions provided for in this Agreement shall take place at the offices of Fulbright & Jaworski L.L.P., 300 Convent Street, Suite 2200, San Antonio, Texas 78205, at 10:00 a.m. on the date that is two (2) business days following the termination of the applicable waiting periods under the HSR Act (or as soon thereafter as all other conditions to Closing which must be satisfied prior to Closing have been met), or at such other time and place as the Parties may agree (the date on which the Closing shall occur is referred to herein as the “Closing Date”).
     (b) At the Closing, in addition to such other actions as may be provided for herein:
          (i) Sellers shall deliver to Buyer any and all certificates or instruments representing the Units and Warrants, duly endorsed, or accompanied by appropriate assignment documents duly endorsed, for transfer to Buyer.
          (ii) Buyer shall deliver to Sellers the Purchase Price (net of the Escrow Amount) as determined pursuant to Section 2.2 on the Closing Date by wire transfer in immediately available funds pursuant to the wire transfer instructions provided by Sellers to Buyer. The amount of the Purchase Price payable to each Seller on the Closing Date shall equal (A) the Price Per Unit multiplied by the number of Units set forth opposite such Seller’s name on Schedule 2.1 less (B) the Escrow Amount multiplied by the percentage set forth opposite such Seller’s name on Schedule 2.1.
          (iii) Buyer shall deliver the Escrow Amount to the Escrow Agent by wire transfer in immediately available funds pursuant to the wire transfer instructions set forth in the Escrow Agreement.
          (iv) Sellers shall deliver to Buyer the certificates provided for in Sections 8.1 and 8.2, as applicable, and Buyer shall deliver to Sellers the certificates provided for in Sections 9.1 and 9.2.
          (v) Buyer shall wire transfer such amounts required to satisfy in full the Debt Payoff Amount in accordance with the payoff letters obtained pursuant to Section 2.3(a) and to pay the Company’s Transaction Expenses and the Management Fees.
          (vi) All agreements between the Company and any Related Party, including the Silver Management Agreement, shall be terminated.
          (vii) Silver Brands and VDW Investors shall each enter into the Non-Solicitation, Non-Competition and Confidentiality Agreement.
          (viii) All cash and cash equivalents of the Company on hand as of the Effective Time of the Closing shall be distributed by the Company to the Sellers.
     2.5 Preparation of Closing Date Balance Sheet; Determination of Purchase Price
     (a) Sellers shall deliver to Buyer at least five (5) business days prior to the Closing good faith estimates of (i) the Closing Date Balance Sheet, (ii) a closing statement setting forth Sellers’ good faith estimated calculation of the Purchase Price, which shall be determined taking into account all provisions establishing the basis for such calculation set forth in Section 2.2 and shall include each such item as a separate line item, and (iii) Sellers’ good faith estimated calculation of the Adjusted Net Working Capital. If Buyer wishes to object that any of the foregoing has not been calculated in a manner consistent with the terms hereof, Buyer shall deliver to Sellers at least one (1) business day prior to the Closing a written statement in reasonable detail describing Buyer’s good faith objections thereto (the “Buyer’s Objection Notice”). Sellers and Buyer shall in good faith attempt to resolve any of Buyer’s objections as set forth in Buyer’s Objection Notice, and Sellers shall make such revisions to the disputed items as may be mutually agreed between Sellers and Buyer.
     (b) As promptly as practicable, but in any event within sixty (60) days following the Closing Date, Buyer shall cause to be prepared and delivered to Sellers, together with all relevant working papers and supporting documentation:
          (i) A consolidated unaudited balance sheet of the assets and liabilities of the Company dated as of the Closing Date prepared in accordance with the Working Capital Methodology (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet shall be dated as of 11:59 p.m. on the Closing Date, shall be prepared by the Company and shall not take into account or otherwise give effect to the transactions contemplated by this Agreement to occur on or after the Closing Date.
          (ii) A statement setting forth (A) the final calculation of Adjusted Net Working Capital, the Debt Payoff Amount, the Company’s Transaction Expenses remaining unpaid at Closing, and the Management Fees remaining unpaid at Closing, and (B) the calculation of the Purchase Price. The Parties agree that the purpose of preparing the Closing Date Balance Sheet and determining the Adjusted Net Working Capital is to measure changes in the components taken into consideration in determining both the Adjusted Net Working Capital and the Target Net Working Capital or used in determining the Target Net Working Capital. Such process is not intended to permit the introduction of different components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Date Balance Sheet or determining the Adjusted Net Working Capital from the components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies described in the Working Capital Methodology.
     (c) Sellers shall be given timely access to all supporting documents and work papers used in the preparation of the Closing Date Balance Sheet, as reasonably requested in connection with its review of the Closing Date Balance Sheet and the calculation of each of the items referred to in Section 2.5(b).
     (d) Sellers may dispute any amounts reflected on the Closing Date Balance Sheet or the calculation of any of the items referred to in Section 2.5(b); provided, however, that Sellers shall have notified Buyer in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, as promptly as practicable but in any event no later than the 30th day following receipt by Sellers of the items described in Section 2.5(b). In the event of such a dispute, Buyer and Sellers shall attempt to reconcile their differences. If Buyer and Sellers are unable to reach a resolution with such effect within thirty (30) days after receipt by Buyer of Sellers’ written notice of dispute, Buyer and Sellers shall submit the items remaining in dispute for resolution to an independent accounting firm of national reputation mutually acceptable to them or, if the parties cannot agree on an independent accounting firm, then both parties shall select an independent accounting firm of national reputation, who shall then jointly select a third independent accounting firm (the “Independent Accounting Firm”), and the Independent Accounting Firm shall, within thirty (30) days after such submission, determine and report to Buyer and Sellers upon such remaining disputed items, and such report shall be final and binding on the Parties absent fraud or intentional misconduct. The fees and disbursements of the Independent Accounting Firm (the “Aggregate Accounting Fees”) shall be allocated between Buyer, on the one hand, and Sellers, on the other hand as follows: a portion of the Aggregate Accounting Fees equal to the product of the Aggregate Accounting Fees and a fraction, the numerator of which is the aggregate dollar amount of the disputed items resolved by the Independent Accounting Firm in favor of Buyer and the denominator of which is the aggregate dollar amount of all disputed items submitted to the Independent Accounting Firm for resolution, shall be allocated to Sellers, and the remainder shall be allocated to Buyer (in each case as finally determined by the Independent Accounting Firm). Any fees and disbursements allocated to Sellers in accordance with the immediately preceding sentence shall be payable from, and limited to, the Escrow Amount then held and not previously distributed in accordance with the terms of the Escrow Agreement. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.
     (e) The Purchase Price, the Closing Date Balance Sheet and each of the other items referred to in Section 2.5 shall be deemed final for the purposes of this Agreement upon the earlier of (i) the failure of Sellers to notify Buyer of a dispute by the 30th day following receipt by Sellers of the items described in Section 2.5(b), (ii) the resolution of all disputes pursuant to Section 2.5(d) by Sellers and Buyer, and (iii) the resolution of all disputes pursuant to Section 2.5(d) by the Independent Accounting Firm. The final determinations of such matters shall be non-appealable and incontestable by the Parties and each of their respective Affiliates and successors and assigns and not subject to collateral attack for any reason other than manifest error or fraud.
     (f) If the final Purchase Price as determined pursuant to this Section 2.5 exceeds the estimated Purchase Price as determined at the Closing, then Buyer shall pay no later than five (5) business days following the final determination of the final Purchase Price in accordance with Section 2.5(e) to Sellers by wire transfer in immediately available U.S. dollar funds to the account designated by Sellers an amount equal to such excess.
     (g) If the estimated Purchase Price as determined at the Closing exceeds the final Purchase Price as determined pursuant to this Section 2.5, then Sellers shall pay no later than five (5) business days following the final determination of the final Purchase Price in accordance with Section 2.5(e) to Buyer by wire transfer in immediately available U.S. dollar funds to the account designated by Buyer an amount equal to such excess.

Article 3
Representations and Warranties Regarding Sellers
     Each of the Sellers, each with respect to itself only, hereby represents and warrants to Buyer as follows:
     3.1 Organization and Good Standing.
     (a) Silver Brands is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Texas. Silver Brands has the full limited partnership power and authority to own its property and carry on its business as now being conducted by it. Complete copies of the certificate of limited partnership and the limited partnership agreement of Silver Brands, in each case as amended to the Effective Date (collectively, the “Silver Brands Organizational Documents”), have been delivered to Buyer.
     (b) VDW Investors is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Texas. VDW Investors has the full limited partnership power and authority to own its property and carry on its business as now being conducted by it.
     (c) VDW GP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Texas. VDW GP has the full limited liability company power and authority to own its property and carry on its business as now being conducted by it. Complete copies of the articles of organization and the limited liability company regulations of VDW GP, in each case as amended to the Effective Date (collectively, the “VDW GP Organizational Documents”), have been made available for review by Buyer.
     3.2 Authority; Validity; Consents
     Such Seller has the requisite power, capacity and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the other Transaction Documents to which such Seller is a party will be, duly executed and delivered by such Seller. Except for any required notification filing under the HSR Act, such Seller is not required to give any notice to, make any filing with or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery by it of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.
     3.3 Enforceability
     This Agreement is, and the other Transaction Documents to which such Seller is a party will be, the legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity.

     3.4 No Conflicts
     The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (a) contravene any provision contained in the Silver Brands Organizational Documents, the VDW Investors Organizational Documents or the VDW GP Organizational Documents, as applicable, or (b) result in a breach of, or constitute a default under any (i) Contract of such Seller or (ii) any material Legal Requirement applicable to such Seller.
     3.5 Ownership of Units and Warrants
     (a) Immediately prior to the Closing Date, such Seller will hold of record and own beneficially that number of the Units set forth opposite such Seller’s name in Schedule 2.1, free and clear of all Encumbrances, other than any Encumbrances arising out of, under or in connection with (i) this Agreement or (ii) the 1933 Act and similar state Legal Requirements.
     (b) Immediately prior to the Closing Date, Silver Brands will hold of record the Silver Brands Warrant and VDW Investors will hold of record the VDW Investors Warrant, in each case free and clear of all Encumbrances, other than any Encumbrances arising out of, under or in connection with (i) this Agreement or (ii) the 1933 Act and similar state Legal Requirements.
Article 4
Representations and Warranties Regarding the Company
     Sellers hereby, jointly and severally, represent and warrant to Buyer as follows:
     4.1 Organization and Good Standing
     The Company is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Texas. The Company has the full limited partnership power and authority to own its property and carry on the Business as now being conducted by it. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or the nature of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or be licensed would not have a Material Adverse Effect, all of which jurisdictions are set forth in Schedule 4.1. Complete copies of the certificate of limited partnership and limited partnership agreement of the Company, in each case as amended to the Effective Date (collectively, the “Company’s Organizational Documents”), have been made available for review by Buyer at index numbers 1.3.1, 1.4.1 and 1.4.2 in the DataSite data room.
     4.2 Consents
     Except as set forth in Schedule 4.2 of the Disclosure Schedules and except for any required notification filing under the HSR Act, the Company is not required to obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery by

Sellers of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.
     4.3 No Conflict
     Once the consents and other actions described in Schedule 4.2 have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default under, or conflict with (a) any Contract pursuant to which any such breach, default or conflict would result in a payment of money by the Company or in the loss of any material right or benefit under such Contract, (b) the Company’s Organizational Documents, (c) any Order, or (d) any material Legal Requirement.
     4.4 Capitalization
     (a) Schedule 4.4(a) sets forth (i) the aggregate number of Units that are issued and outstanding, (ii) the warrants to purchase Units outstanding and the aggregate number of Units subject thereto, (iii) the name of each holder of Units and warrants, and (iv) the number of Units owned by each such holder. Sellers are the beneficial owners of good and legal title to all of the Units and Warrants, free and clear of all Encumbrances, other than any Encumbrances arising out of, under or in connection with this Agreement or the 1933 Act and similar state Legal Requirements. The Units are validly issued and are fully paid and non-assessable. Except as set forth on Schedule 4.4(a), the Company has no other outstanding Equity Interests.
     (b) Except as set forth in Schedule 4.4(b), there are no voting agreements or voting trusts between or among any Person or Persons relating to the Company or the Units.
     (c) Each Warrant is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity. When issued upon the exercise of the Warrants in accordance with the terms of the applicable Note and Warrant Purchase Agreement, such Units will be validly issued, fully paid and non-assessable.
     4.5 Subsidiaries; Equity Investments
     The Company does not have any Subsidiaries. Except as described in Schedule 4.5, the Company does not, either directly or indirectly, own of record or beneficially any Equity Interests in any other Person.
     4.6 Financial Statements
     Attached as Schedule 4.6 are (a) the audited balance sheet of the Company as of December 31, 2006 and 2005 (including the notes thereto), and the related statements of income, partners’ capital and cash flows for each of the years then ended (collectively, the “Audited Financial

Statements”), and (b) the unaudited balance sheet of the Company as of March 31, 2007, and the related statements of income and cash flows for the 3-month period then ended (collectively, the “Unaudited Financial Statements” and together with the Audited Financial Statements, “Financial Statements”). The Audited Financial Statements were prepared in accordance with GAAP (with only such deviations from GAAP as are referred to in the notes thereto or as set forth on Schedule 4.6) and the Audited Financial Statements fairly present in all material respects the financial position, results of operations and cash flows of the Company as of the date thereof and for the periods covered thereby. The Unaudited Financial Statements were prepared in accordance with GAAP (except for normal year end adjustments, the omission of certain footnotes, statement of partners’ capital and other presentation items required by GAAP with respect to audited financial statements or as set forth on Schedule 4.6), consistently applied and maintained throughout the periods indicated, and the Unaudited Financial Statements fairly present in all material respects the financial position, results of operations and cash flows of the Company as of the date thereof and for the periods covered thereby.
     4.7 Real Property
     (a) Schedule 4.7(a) contains a complete and correct list of all real property owned by the Company (“Owned Real Property”). Except as set forth on Schedule 4.7(a), the Company has good, valid and marketable title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Exceptions. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Property or any portion thereof. There are no leases or licenses granted to any Person with respect to the Owned Real Property.
     (b) Schedule 4.7(b) contains a complete and correct list of all real property leased or subleased by the Company, leased to the Company, or otherwise used or occupied by the Company (“Leased Real Property” and together with the Owned Real Property, the “Real Property”) and a list of all Leases for each such parcel of Leased Real Property. Sellers have made available to Buyer a true and complete copy of each Lease document for each parcel of Leased Real Property. With respect to each of the Leases, except as set forth in Schedule 4.7(b) or as would not have a Material Adverse Effect:
          (i) such Lease is legal, valid, binding, enforceable and in full force and effect;
          (ii) the transactions contemplated by this Agreement will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;
          (iii) the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no material disputes with respect to such Lease;
          (iv) neither the Company nor, to Sellers’ Knowledge, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and
          (v) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.
     4.8 Sufficiency of Assets
     Except as set forth on Schedule 4.8, the Assets constitute all of the tangible property used to conduct the Business as it is presently conducted by the Company and are sufficient to permit the Business to be operated from and after the Effective Date in substantially the same manner and to the extent as the Business is currently conducted by the Company.
     4.9 Property, Plant and Equipment
     The Company has good and valid record and marketable title to, or a valid leasehold interest in, the tangible property, plant and equipment of the Company (together with the Real Property, the “Assets”), free and clear of all Encumbrances, except for Permitted Exceptions. Except as set forth on Schedule 4.9, the tangible property, plant and equipment of the Company is, in the aggregate, free from material defects, in good operation and repair, subject to normal wear and tear and routine maintenance and repairs.
     4.10 Brokers or Finders
     Neither the Company nor Sellers has incurred or will have any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.
     4.11 Environmental, Health and Safety Matters
     (a) Except as set forth in Schedule 4.11(a), (i) the Company is in material compliance with, and is not in violation of, any material applicable Environmental Law and Occupational Safety and Health Law, and (ii) the Company has not received written notice from any Governmental Authority or Person of any violation, failure to comply with or any liability under any Environmental Laws or Occupational Safety and Health Laws with respect to any of the facilities or any other properties or assets (whether Real Property, personal, or mixed) in which the Company has an interest (“Facilities”).
     (b) To Sellers’ Knowledge, the Company has obtained all Governmental Authorizations which are required under Environmental Laws (“Environmental Permits”) in connection with the operation of the Business, and the ownership, use, or lease of the Facilities, and Schedule 4.11(b) contains a complete list and description of each such Environmental Permit. Except as described in Schedule 4.11(b), the Company is in material compliance with each material Environmental Permit.

     (c) Except as set forth in Schedule 4.11(c), the Company has received no written notice of any pending or, to Sellers’ Knowledge, Threatened claims, actions, suits, proceedings, investigations, assessments or complaints by any Governmental Authority or Person arising under or pursuant to any Environmental Law or Occupational Safety and Health Law, with respect to or affecting any of the Facilities.
     (d) All underground storage tanks located on the Facilities and now or previously operated by the Company have been identified in Schedule 4.11(d).
     (e) Except as set forth in Schedule 4.11(e), to Sellers’ Knowledge, no building or other improvement located on the Facilities contains any asbestos or asbestos-containing materials in a friable or damaged form or condition.
     (f) Except as set forth in Schedule 4.11(f) or as otherwise set forth in the environmental reports made available to Buyer at index numbers 8.1.1.1 and 8.1.2.1 in the DataSite data room, there has been no material Release of any Hazardous Materials by the Company on, in, or at the Facilities in violation of the Environmental Permits or Environmental Laws.
     4.12 No Undisclosed Liabilities
     Except as set forth in Schedule 4.12, the Company does not have any material Liabilities of a kind that would be required under GAAP to be reflected on the face of the Company’s consolidated balance sheet or the footnotes thereto, other than (a) Liabilities that are reflected in the Financial Statements (including the footnotes thereto), (b) Liabilities incurred in the ordinary course of business and reflected in the Closing Date Balance Sheet as “current liabilities”, and (c) Liabilities arising pursuant to this Agreement.
     4.13 Employee Benefit Plans
     Schedule 4.13 sets forth a list of all bonus, deferred or incentive compensation, profit sharing, retirement, vacation, sick leave, hospitalization or severance plans, programs or arrangements, all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all material fringe benefit plans, programs or arrangements sponsored, maintained or contributed to by the Company and in which the employees of the Company participate or are entitled to participate (the “Benefit Plans”). Sellers have made available to Buyer copies of all documents (including (i) the most recent plan document incorporating all plan amendments, (ii) any related trust agreement, insurance contract or other funding vehicle, (iii) the most recent summary plan description, (iv) all contracts with third party service providers and (v) if applicable, the most recent IRS determination letter) embodying the Benefit Plans, and, if applicable, the three most recent Form 5500 annual reports filed with respect each Benefit Plan. To Sellers’ Knowledge, each of the Benefit Plans is and has at all times been in compliance in all respects with applicable provisions of ERISA and the Code, except where the failure to comply would not have a Material Adverse Effect. Neither the Company nor any other entity, which together with the Company, is treated as a single employer under Section 414 of the Code (an “ERISA Affiliate”) maintains or has any liability with respect to a “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, is a participating or contributing employer in any Multiemployer Plan, has incurred any withdrawal liability with respect to any Multiemployer Plan or has any liability in connection with the termination or reorganization of any Multiemployer Plan. Except as otherwise set forth on Schedule 4.13, all due contributions, premiums or payments under or with respect to each Benefit Plan are current and will have been paid as of the Closing Date or accrued on the Closing Date Balance Sheet. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS as to the qualified status of such Benefit Plan, or the remedial amendment period for requesting such determination letter has not yet expired, and to Sellers’ Knowledge, nothing has occurred that would adversely affect such qualified status. There are no claims (other than routine claims for benefits), actions, suits, proceedings, investigations or hearings pending or, to the knowledge of Sellers, threatened with respect to any Benefit Plan. Except as required by section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or applicable state law, the Company does not maintain or contribute to any Benefit Plan providing medical or life insurance benefits beyond retirement or other termination of service. Except as set forth on Schedule 4.13, the execution and performance of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in conjunction with any other event) result in any payment becoming due, increase any benefits otherwise payable under any Benefit Plan or result in any acceleration of the time of payment or vesting of any compensation or benefits with respect to any director, employee or consultant of the Company.
     4.14 Compliance with Legal Requirements; Permits
     (a) Except as set forth in Schedule 4.14(a):
          (i) the Company is in compliance with each material Legal Requirement that is applicable to it or to the conduct or operation of the Business or the ownership or use of any of its assets; and
          (ii) the Company is not in receipt of any written notice from any Governmental Authority or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material Legal Requirement.
     (b) Schedule 4.14(b) contains a list, which is complete and accurate in all respects, of the material Governmental Authorizations (other than the Environmental Permits) that are held by the Company or that otherwise relate to the business of, or to any of the assets owned or used by, the Company. Each Governmental Authorization listed in Schedule 4.14(b) is valid and in full force and effect. Except as set forth in Schedule 4.14(b):
          (i) The Company is in material compliance with all of the material terms and requirements of each material Governmental Authorization identified on Schedule 4.14(b); and
          (ii) The Company has not received any written notice or other written communication from any Governmental Authority or any other Person regarding (A) actual,

alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization.
     4.15 Legal Proceedings
     (a) Except as set forth in Schedule 4.15(a), to Sellers’ Knowledge, there is no pending Proceeding:
          (i) that has been commenced against the Company that relates to or that would be reasonably likely to materially affect the Business, or any of the assets owned or used by the Company;
          (ii) that challenges, or that would be reasonably likely to have the effect of preventing, delaying, or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement; or
          (iii) that relates to any warranty claims regarding the Business.
     (b) Except as set forth in Schedule 4.15(b).
          (i) there is no Order to which the Company, or any of the assets owned or used by the Company, is subject; and
          (ii) to Sellers’ Knowledge, no senior executive of the Company is subject to any Order that prohibits such employee from engaging in or continuing any conduct, activity, or practice relating to the Business.
     (c) Except as set forth in Schedule 4.15(c):
          (i) the Company is in full compliance with all of the material terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject; and
          (ii) the Company is not in receipt of any written notice from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any material term or requirement of any Order to which the Company, or any of the assets owned or used by the Company are or have been subject.
     4.16 Insurance
     (a) Schedule 4.16(a) sets forth a list of all insurance policies with respect to which the Company is a named insured or that provide coverage to the Company, or any director or officer of the Company in its capacity as such, and, except as otherwise specified therein, such coverages are in full force and effect on the Effective Date, shall be maintained in full force and effect through the Closing and all premiums due have been paid.
     (b) Except as set forth on Schedule 4.16(b), there are no pending claims in excess of $250,000 against such insurance policies as to which insurers have denied liability and there exist no claims in excess of $250,000 that have not been timely submitted by the Company to the related insurers.
     (c) The insurance policies listed on Schedule 4.16(a) are (i) of the type and in amounts customarily carried by Persons conducting business similar to the Business or owning assets similar to those owned by the Company and (ii) sufficient for compliance by the Company with all Legal Requirements and all agreements to which the Company is a party or by which any of the Company’s assets are bound.
     4.17 Absence of Certain Changes and Events
     Since the date of the 2006 Balance Sheet through the Effective Date, except as disclosed in the Unaudited Financial Statements or on Schedule 4.17 and except for the transactions contemplated hereby:
     (a) the Company has not issued any ownership interest or other right to purchase any equity;
     (b) there has not been any amendment to Silver Brands Organizational Documents, the VDW GP Organizational Documents, the VDW Investors Organizational Documents or the Company’s Organizational Documents;
     (c) except in the ordinary course of business, the Company has not (i) incurred any Indebtedness, (ii) issued any debt securities, or (iii) assumed or guaranteed or otherwise become responsible for any Indebtedness of any Person;
     (d) the Company has not made any acquisition (by merger, consolidation, or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof;
     (e) the Company has not canceled or compromised any material Indebtedness or claim, or waived or released any material right of value or collected or compromised any material accounts receivable other than in the ordinary course of business;
     (f) the Company has not created any Encumbrances on any such assets, other than Permitted Exceptions;
     (g) the Company has not sold, assigned or transferred any of its tangible assets except in the ordinary course of business;

     (h) except as set forth on Schedule 4.17(h), the Company has not entered into any contract that would be a Material Contract or into any written employment or severance agreement with any of the employees of the Company or any collective bargaining agreement, nor, except in the ordinary course of business, made any changes in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, whether as bonus, extra compensation, pension or severance or vacation pay or otherwise, to any director, officer, employee, salesman, distributor or agent, nor adopted, increased the benefits under, terminated, amended or otherwise modified any Benefit Plan.
     (i) the Company has not made any material change in any method of accounting, other than any such changes required by GAAP;
     (j) the Company has not entered into any agreement or made any commitment to take any of the types of actions described in any of subsections set forth above;
     (k) the Company has not sustained or incurred any material Loss with respect to the Business (whether or not insured against) on account of fire, flood accident or other calamity which has materially interfered with or affected, or may materially interfere with or affect, the operation of the Business; and
     (l) the Business has been conducted only in the ordinary course of business.
     4.18 Material Contracts
     (a) Schedule 4.18(a) contains a list of each of the following written Contracts and a description of each of the following oral Contracts to which the Company is a party (“Material Contracts”):
          (i) all Contracts (other than the Leases listed on Schedule 4.7(b)) that the Company reasonably anticipates will, in accordance with their terms, involve aggregate payments by the Company of more than $250,000 in any year and that are not cancelable by the Company without Liability on ninety (90) or less days notice to the other Party thereto;
          (ii) all Contracts that the Company reasonably anticipates will, in accordance with their terms, involve aggregate payments to the Company of more than $250,000 in any year;
          (iii) all Contracts for the lease of personal property by the Company, anticipated to involve annual payments in excess of $250,000 by the Company and not cancelable without Liability on ninety (90) or less days notice to the lessor;
          (iv) all employment Contracts;

          (v) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
          (vi) all IP Licenses;
          (vii) all Contracts under which the Company has incurred any Indebtedness or has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other Person;
          (viii) all Contracts under which the Company has directly or indirectly made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of $250,000;
          (ix) all Contracts entered into after January 1, 2001 relating to the sale or purchase by the Company of any properties, assets or business operations of any Person for a price in excess of $250,000, other than the purchase and sale of inventory in the ordinary course of business;
          (x) all Contracts, other than those contemplated in Sections 4.18(a)(viii) and (ix), regarding any partnership, joint venture, strategic alliance or business combination, which could reasonably be anticipated to involve assets or liabilities in excess of $250,000, other than this Agreement and the other Transaction Documents; and
          (xi) all Contracts with any current or former officer, member of the Board of Managers, employee, consultant of the Company or partner, director or shareholder of Sellers.
     (b) Each Material Contract is valid and binding on the Company and, to Sellers’ Knowledge, on the other parties thereto, and is in full force and effect. The Company is not in material breach of, or material default under, any Material Contract and, to Sellers’ Knowledge, no other party to any Material Contract is in material breach thereof or material default thereunder. Sellers have made available to Buyer correct and complete copies of all Material Contracts, together with all modifications or supplements thereto. Except as set forth on Schedule 4.18(b) neither Sellers nor the Company has received written notice nor do Sellers have Knowledge that any Material Contract is not to be renewed upon current expiration of the term stated therein.
     4.19 Labor Relations
     (a) Schedule 4.19(a) attached hereto contains a true, complete and correct list of:
          (i) the employees (other than directors and senior executives) employed by the Company: (A) who individually earned in excess of $100,000 in base salary for the 12-month period ending December 31, 2006, and (B) who individually are expected to earn in excess of $100,000 in base salary for the 12-month period ending December 31, 2007, and the rate of all current base compensation payable by the Company to each such employee, together with their actual bonus for the year ended December 31, 2006 and their target bonus for the year ended December 31, 2007;
          (ii) the members of the Board of Managers and senior executives, including compensation (current and previous year);
          (iii) all severance agreements with (A) current members of the Board of Managers and senior executives and (B) former members of the Board of Managers and senior executives who have departed within the past year (copies of which have been made available to Buyer prior to the date hereof at index number 5.3.2.1 in the DataSite data room); and
          (iv) all Contracts that could require a payment or other distribution contemplated by clause (b) of the definition of “Company Transaction Expenses.”
     (b) There is no pending, or to Sellers’ Knowledge, Threatened lawsuit, strike, slowdown, picketing, work stoppage, or to Sellers’ Knowledge any pending application for certification of a collective bargaining agent involving the Company.
     4.20 Intellectual Property
     (a) Schedule 4.20(a) contains a complete and correct list of all Patents, Trademarks, and registrations or applications for registration of Copyrights, that are material or necessary to the Company’s business as it is currently conducted, except for the Patents, Trademarks, and Copyrights that are the subject of the IP Licenses described in Section 4.20(b).
     (b) Schedule 4.20(b) contains a complete and correct list of all IP Licenses that are material or necessary to the Company’s business as it is currently conducted.
     (c) The Company owns all right, title and interest in or to, or has a valid IP License to use, all the Intellectual Property material or necessary to the Company’s business as it currently is conducted.
     (d) Except as set forth on Schedule 4.20(d), to Sellers’ Knowledge, there are no infringements or misappropriations by any Person of any of the Company’s Intellectual Property; there is no pending or, to Sellers’ Knowledge, Threatened Proceeding claiming that the Company has infringed the Intellectual Property rights of any Person; and the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement concerning the Company’s Intellectual Property.
     (e) To Sellers’ Knowledge, none of the Company’s respective employees, officers, directors, agents or consultants is in breach of confidentiality restrictions in favor of any Person, the breach of which could subject the Company to any material Liability.

     4.21 Suppliers and Customers
     (a) Schedule 4.21 lists (i) the ten (10) largest suppliers of the Company for the twelve months ended December 31, 2006, based on and listing the dollar volume (rounded to the nearest $1,000), and (ii) the ten (10) largest customers of the Company for the twelve months ended December 31, 2006, based on and listing the gross sales (rounded to the nearest $1,000) (collectively, the “Key Customers”).
     (b) None of the customers or suppliers of the Company that have accounted for sales, services or products involving payments in excess of $250,000 over the past twelve (12) months has delivered written or oral notice to the Company that it intends to (i) cease or materially decrease purchasing from, selling to or dealing with the Company, (ii) materially and adversely modify its relationship (including any price increases) with the Company, or (iii) alter any purchases, sales or dealings with the Company in the event of the consummation of the transactions contemplated hereunder.
     4.22 Trade Deals and Promotions
     Schedule 4.22 sets forth all trade deals, trade promotions or programs, trade refunds or cooperative programs or any consumer promotions and programs involving the Company and the Key Customers.
     4.23 Related Party Transactions
     Except for the transactions and arrangements as set forth on Schedule 4.23 (each a “Related Party Transaction”), no Related Party (a) has borrowed money from or loaned money to the Company that is currently outstanding or otherwise has any cause of action or claim against the Company, (b) has any ownership interest in any property or asset used by the Company in the conduct of the Business, or (c) is a party to any Contract or is engaged in any ongoing transaction with the Company (including any arrangements related to the payment of royalties).
     4.24 No Product Liabilities; Product Warranties
     There is no pending or, to Sellers’ Knowledge, Threatened Proceeding alleging any material Liability of the Company as a result of any defect or other deficiency with respect to any product sold or distributed by the Company. Except as set forth on Schedule 4.24, no product manufactured or sold by the Company has been the subject of any material recall or similar action instituted by any Governmental Authority or undertaken by the Company on a voluntary basis.
     4.25 Inventory
     All inventory of the Company reflected on the Closing Date Balance Sheet consists or shall consist of a quality and quantity usable and salable in the ordinary course of business. All inventory reflected on the Closing Date Balance Sheet has been valued consistent with past customs and practice, at the lower of cost or market.

     4.26 Accounts Receivable
     All accounts receivable reflected on the Closing Date Balance Sheet are valid receivables arising from products and services actually made or performed in the ordinary course of business consistent with past practice enforceable in accordance with its terms subject to no setoffs or counterclaims, except to the extent of any reserves reflected in the Closing Date Balance Sheet.
     4.27 Indebtedness
     Except as described on Schedule 4.27, the Company does not have any Indebtedness outstanding.
     4.28 Taxes
     (a) For U.S. federal income Tax purposes (and state and local income Tax purposes where applicable), the Company is (and always has been) classified as a partnership and no election is pending to treat the Company as a corporation for U.S. federal (or state or local) income tax purposes.
     (b) Except as set forth on Schedule 4.28, (i) the Company has timely filed or will have timely filed all material Tax Returns for the periods or portions thereof ending on or prior to the Closing Date that are required to be filed on or prior to the Closing Date with any Taxing Authority (taking timely requested extensions into account), (ii) such Tax Returns are complete and correct in all material respects, (iii) all Taxes due and payable by the Company on or prior to the Closing Date have been paid or will be paid prior to Closing, and the aggregate liability of the Company for Taxes that have accrued as of the Closing Date, but are not yet due and payable, shall be set forth as a current liability on the Closing Date Balance Sheet, as finally determined, (iv) the Company has not received from any Governmental Authority any written notice of proposed adjustment, deficiency or underpayment of any Taxes, which notice has not been satisfied by payment or been withdrawn, and there are no material claims that to Sellers’ Knowledge have been Threatened relating to such Taxes against the Company, (v) the Company is not a party to any pending audit, investigation, action or proceeding with any Taxing Authority, nor to Sellers’ Knowledge is any such audit, investigation, action or proceeding by any Taxing Authority Threatened, (vi) the Company is not a party to or bound by any Tax sharing agreement, Tax allocation agreement, or Tax indemnity agreement that will survive the Closing, and (vii) the Company is not liable for Taxes of any other Person as a result of successor, transferee, joint and several, or contractual liability.
     4.29 Specific Compliance with FDA, USDA and Other Food Regulations
     Without limiting the generality of Section 4.14, except as identified on Schedule 4.29:
     (a) The Company is, with respect to every product currently made for sale, sold or marketed or under development (each, a “Product”), in compliance in all material respects with (i) the applicable provisions of the Federal Food and Drug and Cosmetic Act, as amended, and the applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, the applicable regulations and requirements adopted by the U.S. Department of Agriculture (the “USDA”), and any applicable requirements established by any state, local or foreign Governmental Authorities responsible for regulating food products (together with the FDA and the USDA, collectively, the “Food Authorities”), and (ii) all terms and conditions imposed in any Permits granted to the Company by any Food Authority, including, but not limited to, any applicable good manufacturing practices or sanitation requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf-life requirements.
     (b) None of the Company, the Products or the facilities in which the Products are made or handled is subject (and none has been subject during the previous three (3) years) to any adverse finding, recall, investigation, penalty assessment or other compliance or enforcement action by any Food Authority or any other Governmental Authority having responsibility for the regulation of food products, and, to the Sellers’ Knowledge, none of the assemblers or food services which receive, manufacture, process or distribute the Products is subject (or has been subject during the previous three (3) years) to any such adverse action with regard to a Product.
Article 5
Representations and Warranties of Buyer
     Buyer represents and warrants to Sellers as follows:
     5.1 Organization and Good Standing
     (a) Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of its jurisdiction of organization. Buyer has the full limited liability company power and authority to own its property, carry on its business as now being conducted, and to carry out the transactions contemplated hereby.
     5.2 Authority; Validity; Consents
     Buyer has the requisite power, capacity and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary limited liability company actions in respect thereof. This Agreement and the other Transaction Documents to which Buyer is a party constitute legal, valid and binding obligations of such party, enforceable against such party in accordance with their respective terms except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy. Except for any required filing of a notification under the HSR Act, Buyer is not required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.
     5.3 No Conflict
     Once the consents and other actions described in Section 5.2 have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default under, or conflict with, or cause any acceleration of any obligation of Buyer under (a) any agreement, indenture, or other instrument to which it is bound, (b) the certificate of formation of Buyer, (c) any Order of any Governmental Authority, or (d) any material Legal Requirement.
     5.4 Capitalization of Buyer
     All of the authorized and issued membership interests of Buyer are fully paid and nonassessable and are owned by Treehouse Foods, Inc. free and clear of any Encumbrance.
     5.5 Legal Proceedings
     There is no pending Proceeding that has been commenced or that has been Threatened, against or otherwise relating to or involving Buyer or its equityholder or any of its assets, at law or in equity, that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.
     5.6 Investment Intent
     Buyer is acquiring the Units for investment purposes only for its own account and not with a view to the resale or distribution of any part thereof within the meaning of Section 2(11) of the Securities Act.
     5.7 Sophistication
     Buyer (a) is an “accredited investor” as defined in Rule 501(a) of the rules promulgated under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units; (b) has the ability to bear the economic risks of such investment; (c) has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement; (d) has had a full opportunity to obtain such financial and other information from Sellers and the Company as it deems necessary or appropriate in connection with evaluating the merits of the investment in the in the Units, and to conduct whatever due diligence it has deemed appropriate; and (e) has made its own independent investigation and evaluation of the Company and is relying on such investigation and evaluation.

     5.8 Brokers or Finders
     Neither Buyer nor any of its officers, agents or affiliates, has any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereby.
     5.9 Financing
     Buyer has as of the Effective Date and shall have as of the Closing sufficient cash, available lines of credit and other sources of immediately available funds to make payments of all amounts to be paid by it hereunder on and after the Closing Date.
     5.10 No Knowledge of Misrepresentations or Omissions
     Buyer has no knowledge that the representations and warranties of Sellers in this Agreement and the Disclosure Schedules attached hereto are not true and correct in all material respects, and Buyer has no knowledge of any material errors in, or material omissions from, any Disclosure Schedule to this Agreement.
     5.11 Solvency
     Immediately after giving effect to the transactions contemplated by this Agreement, Buyer and the Company shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Buyer and the Company shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or the Company.
Article 6
Pre-Closing Covenants of Sellers
     6.1 Access and Investigation
     Between the Effective Date and the Closing Date, Sellers shall: (a) afford Buyer and its Representatives access to, during normal business hours, in a manner so as not to unreasonably interfere with the normal business operations of the Company and upon reasonable prior notice, the Real Property, contracts, books and records and other documents and data pertaining to the Company and the operation of the Business, and (b) furnish Buyer and its Representatives with such additional financial, operating and other data and information as they may reasonably request. Buyer will treat and hold as strictly confidential any such data or information it receives in the course of the reviews contemplated by this Section 6.1, will not use any such data or information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to the Company all tangible embodiments (and all copies) of the same which are in its possession or control.
     6.2 Operation of the Business
     Except as otherwise contemplated or permitted by this Agreement or with the prior consent of Buyer (such consent not to be unreasonably withheld or delayed), between the Effective Date and the Closing Date, Sellers shall cause the Company to operate the Business in the ordinary course consistent with past practices and comply in all material respects with all material Legal Requirements applicable to the Company and in accordance with the terms of this Agreement. The Company shall have the exclusive authority to manage and operate the Business during the period between the Effective Date and the Closing Date.
     6.3 Negative Covenants
     Except as otherwise contemplated or permitted by this Agreement, between the Effective Date and the Closing Date, Sellers shall not, and shall cause the Company not to, without the prior consent of Buyer (which shall not be unreasonably conditioned, withheld or delayed), take any action that would cause the representations contained in Section 4.17 to be untrue, as of the Closing Date, with respect to the period from the Effective Date to the Closing Date.
     6.4 Required Approvals
     Sellers shall, and shall cause the Company to, make all filings required by any Legal Requirement to be made by it or them in order to consummate the transactions contemplated hereby. Between the Effective Date and the Closing Date, Sellers shall, and shall cause the Company to, reasonably cooperate with Buyer: (a) with respect to all filings that Buyer is required by any Legal Requirement to make in connection with the transactions contemplated hereby, (b) in obtaining all consents identified in Schedule 4.2 and (c) to the extent required by the HSR Act, in filing within ten (10) days of the Effective Date with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby (which form shall request “early termination”) and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act.
     6.5 Commercially Reasonable Efforts
     Subject to the terms and conditions of this Agreement, between the Effective Date and the Closing Date, Sellers shall, and shall cause the Company to (a) use commercially reasonable efforts (i) to cause the conditions in Article 8 to be satisfied and (ii) to take all other actions to consummate the transactions contemplated hereby, and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.

     6.6 Notice of Developments
     Prior to the Closing, Sellers shall notify Buyer of any change or development which, to Sellers’ Knowledge, would cause any of the representations and warranties in Article 3 or Article 4 above not to be true and correct. Any notice pursuant to this Section 6.6 shall not be deemed to amend the Disclosure Schedules for purposes of determining whether (a) the conditions set forth in Article 8 have been satisfied or (b) there has been a breach of a representation or warranty subject to indemnification pursuant to Article 12 of this Agreement.
     6.7 Exclusivity
     Between the Effective Date and Closing, Sellers shall not, and shall cause the Company not to, solicit, initiate, encourage or entertain the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the equity or the assets of Sellers or the Company (including any acquisition structured as a merger, consolidation, or exchange) or participate in any discussions or negotiations regarding, furnishing any information with respect to, assisting or participating in, or facilitating in any other manner any effort or attempt by any Person to do or seek any of the foregoing.
     6.8 Survey
     Sellers shall, and shall cause the Company to use commercially reasonable efforts to obtain, at Buyer’s sole cost and expense, an up-to-date ALTA Land Title Survey for each parcel of Owned Real Property reasonably acceptable to Buyer.
     6.9 Payments to Employees
     In connection with any payments to be made to participants under the Change in Control Retention Plan, the Value Sharing Incentive Plan, and the President Performance Bonus (as described in Schedule 4.13), Sellers shall, and shall cause the Company to, use commercially reasonable efforts (a) to obtain a release from such participants in form and substance reasonably acceptable to Buyer and (b) to furnish Buyer with such data and information as Buyer may reasonably request with respect to the calculation of such payments.
Article 7
Pre-Closing Covenants of Buyer
     7.1 Required Approvals
     (a) As promptly as practicable after the Effective Date, Buyer shall, and shall cause its Affiliates to, make all filings required by any Legal Requirement to be made by it to consummate the transactions contemplated hereby. Between the Effective Date and the Closing Date, Buyer shall cooperate with the Company and Sellers (i) with respect to all filings that the Company or Sellers are required by any Legal Requirement to make in connection with the transactions contemplated hereby, (ii) in obtaining all consents identified in Schedule 4.2 to the extent requested by Sellers in writing, and (iii) to the extent required by the HSR Act (or any comparable foreign jurisdiction’s acts or requirements) and not otherwise completed prior to the Effective Date, in filing within ten (10) days after the Effective Date with the United States Federal Trade Commission and the United States Department of Justice (or any applicable foreign jurisdiction’s counterpart) the notification and report form (which form shall request “early termination”) required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act (or any foreign jurisdiction’s requirements) and will comply in all material respects with the requirements of the HSR Act (or such foreign jurisdiction’s counterpart requirements). Buyer shall promptly deliver to the Company copies of all filings, correspondence and Orders to and from any Governmental Authority in connection with the transactions contemplated hereby.
     (b) Without limiting the generality of the undertakings of Buyer pursuant to Section 7.1(a), Buyer shall:
          (i) use all commercially reasonable efforts to prevent the entry in a judicial or administrative proceeding under any antitrust law by any Governmental Authority with jurisdiction over the enforcement of any applicable antitrust laws (“Governmental Antitrust Authority”) or any other party of any permanent or preliminary injunction or other order that would make consummation of the transactions contemplated hereby unlawful or that would prevent or delay such consummation;
          (ii) take promptly, in the event that such an injunction or order has been issued in such a proceeding, any and all commercially reasonable steps so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and
          (iii) use all commercially reasonable efforts and take all commercially reasonable actions to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any Governmental Antitrust Authority or any other party to the consummation of the transactions contemplated hereby.
     7.2 Non-Disclosure Obligations
     Subject to any Legal Requirements (including without limitation the securities laws of the United States), the terms of the Non-Disclosure Agreement relating to preservation of the confidentiality of information regarding the Company are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Non-Disclosure Agreement and the obligations of Buyer under this Section 7.2 shall terminate. The Parties hereto acknowledge that the confidentiality provisions of the Non-Disclosure Agreement shall cover all information provided by Sellers, the Company or their Representatives to Buyer or any of their Representatives in connection with or pursuant to the terms of this Agreement. Without limiting the provisions of the Non-Disclosure Agreement, if, for any reason, the transactions contemplated by this Agreement are not consummated, Buyer agrees that it will not disclose to any third person or use for its benefit any confidential information relating to the Company, Sellers or the operation of the Business, which it may have acquired in the course of such examination and investigation and that it will promptly return and cause its Representatives to return to the Company or their designee any property, books, records or papers relating to the Company, the equityholders of the Company or the operation of the Business and any copies thereof which Buyer or its Representatives may then have in its or their possession.
     7.3 Commercially Reasonable Efforts
     Subject to the terms and conditions of this Agreement, between the Effective Date and the Closing Date, Buyer shall (a) use its commercially reasonable efforts (i) to cause the conditions in Article 9 to be satisfied and (ii) to take all other actions necessary to consummate the transactions contemplated hereby, and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.
Article 8
Conditions Precedent to Obligation of Buyer
     The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):
     8.1 Accuracy of Representations
     The representations and warranties of Sellers set forth in Article 3 and Article 4 shall be true and correct in all material respects (except that those representations and warranties qualified as to material, materiality, Material Adverse Effect or similar expressions shall be true and correct in all respects) as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak as of a specified date shall speak only as of such date) and Buyer shall have received a certificate of Sellers to such effect signed by duly authorized officers thereof.
     8.2 Company Performance
     Each covenant and obligation that Sellers and the Company are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects (except that those covenants and obligations which are qualified as to material, materiality, Material Adverse Effect or similar expressions shall have been duly performed or complied with in all respects), and Buyer shall have received a certificate of Sellers to such effect signed by duly authorized officers thereof.
     8.3 No Order
     No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

     8.4 Governmental Authorizations
     All requisite Governmental Authorizations or waiting periods following governmental filings shall have been obtained or expired (including expiration of the applicable waiting periods under the HSR Act).
     8.5 Required Consents
     The consents and waivers described on Schedule 8.5 shall have been obtained.
     8.6 Agreements
     Each of the documents referred to in Section 2.4 to be executed by the Company or Sellers shall have been executed and delivered by such Person.
     8.7 No Material Adverse Effect
     Since the Effective Date, no event, change, effect or condition shall have occurred and exist that has had a Material Adverse Effect on the Company.
     8.8 Real Estate Documentation
     Buyer shall have received, at Buyer’s sole cost and expense, with respect to each parcel of Owned Real Property, a current owner’s preliminary report on title containing a commitment to issue an ALTA owner’s title insurance policy, with extended coverage, insuring the good and marketable fee simple title of the Company in such Owned Real Property, subject only to the Permitted Exceptions.
     8.9 FIRPTA Certificates
     Buyer shall have received from the Company and each Seller, duly completed and executed, a certificate pursuant to Treasury Regulation Section 11445-2(b)(2) certifying that such Seller or the Company, as appicable, is not a “foreign person” within the meaning of Section 1445 of the Code.
Article 9
Conditions Precedent to the Obligation of Sellers
     The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):
     9.1 Accuracy of Representations
     The representations and warranties of Buyer set forth in this Agreement, disregarding qualifications as to material, materiality, Material Adverse Effect or similar expressions, shall be true and correct with only such exceptions as would not, in the aggregate, have a Material Adverse

Effect as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak as of a specified date shall speak only as of such date), and Sellers shall have received a certificate of Buyer to such effect signed by duly authorized officers thereof.
     9.2 Buyer’s Performance
     The covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects (except that those covenants and obligations which are qualified as to material, materiality, Material Adverse Effect or similar expressions, or are subject to the same or similar type exceptions, shall have been performed and complied with in all material respects), and Sellers shall have received a certificate from Buyer to such effect signed by duly authorized officers thereof.
     9.3 No Order
     No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and which has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.
     9.4 Governmental Authorizations
     All requisite Governmental Authorizations or waiting periods following governmental filings shall have been obtained or expired (including expiration of the applicable waiting periods under the HSR Act).
     9.5 Agreements
     Each of the documents referred to in Section 2.3 to be executed by Buyer shall have been executed and delivered by such party.
Article 10
Post-Closing Covenants
     10.1 Access to Books, Records, Etc.
     Buyer agrees that, after the Closing, it will, and will cause the Company to cooperate with and make available to Sellers during normal business hours and upon reasonable notice, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing Date that are necessary or useful in connection with any inquiry, audit, investigation, dispute, litigation or other proceeding or similar matter, including the preparation of the Closing Date Balance Sheet. Buyer agrees that it shall, and shall cause the Company to, preserve and keep all books and records of Buyer and the Company for a period of at least seven (7) years from the Closing Date.

     10.2 General
     In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall (and shall cause their subsidiaries to) take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 12).
     10.3 Litigation Support; Attorney-Client Privilege
     In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each of the other Parties shall (and shall cause their subsidiaries to) cooperate with him, her, or it and his, her, or its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 12).
     10.4 Benefit Arrangements
     For a period of at least one year after the Closing Date, Buyer agrees to cause the Company to pay to employees of the Company at least the same amount of base compensation as that paid by the Company to such employees immediately prior to the Closing, to provide such employees of the Company with a bonus plan that provides a comparable bonus opportunity to the bonus plan provided by the Company to such employees immediately prior to the Closing, and to provide such employees of the Company with benefits substantially comparable to the benefits provided to them under the Benefit Plans immediately prior to the Closing. In particular, Buyer agrees to cause the Company (i) to maintain, for a period of at least one year after the Closing Date, the VDW Acquisition, Ltd. Change In Control Severance Plan (the “Severance Plan”), with such terms and conditions as are in effect under the Severance Plan immediately prior the Closing Date, and (ii) to discharge and honor fully the obligations of the Company under each Grant Agreement which is in effect under the Severance Plan immediately prior to the Closing Date. To the extent any amounts payable to or for the benefit of the employees of the Company with respect to any Benefit Plan or otherwise is set forth on the Closing Date Balance Sheet, Buyer agrees to cause the Company to pay such amounts to or for the benefit of the employees of the Company.
     10.5 Cooperation on Tax Matters; Transfer Taxes
     (a) The Parties intend for the purchase of the Units contemplated by this Agreement to be treated as a transaction governed by Rev. Rul. 99-6, 1999-1 C.B. 432 (Situation 2), with the Sellers being treated as having sold their Units and Warrants in the Company, and the Buyer (or to the extent the Buyer is a disregarded entity for income tax purposes, its owner) being treated as having purchased all of the assets of the Company, subject to its liabilities. The Parties agree to report and file (and cause their Affiliates to report and file) their U.S. federal income Tax Returns (and state and local income Tax Returns where applicable) in all respects and for all purposes consistent with such intended treatment. The Parties further agree not to take any position, whether in any Tax Return, audit, examination, claim, adjustment, litigation or other proceeding with respect to U.S. federal income Tax (and state and local income Tax purposes where applicable), which is inconsistent with such intended treatment, unless required to do so by applicable Legal Requirements.
     (b) Silver Brands shall cause to be prepared and filed all income Tax Returns of the Company for the short taxable year ending on the Closing Date, including the Company’s Form 1065, U.S. Return of Partnership Income, including any related Schedule K-1, Partner’s Share of Income, Credits, Deductions, etc. After the Closing and in connection with the preparation of any such Tax Return, the Buyer shall grant or cause to be granted to Silver Brands, or its representatives, access to all of the information, books and records relating to the Company within the Buyer’s possession or control and shall furnish the assistance and cooperation of such personnel of the Buyer or the Company as may reasonably be requested in connection therewith. The Parties further agree and acknowledge that (i) the Company’s Transaction Expenses paid or accrued on or prior to the Closing Date shall be expenses of the Company reported on its Tax Returns for the short taxable year ending on the Closing Date, and (ii) neither the Company nor the Buyer shall deduct the Company’s Transaction Expenses on any Tax Return for any taxable period beginning after the Closing Date.
     (c) Notwithstanding any provision in this Agreement to the contrary, Silver Brands shall serve as the “Tax Matters Partner” within the meaning of Section 6231(a)(7) of the Code for all taxable years of the Company ending on or prior to the Closing Date and shall have all power and authority to take any action contemplated by Sections 6221 through 6234 of the Code. Silver Brands shall have the right to control any audit or examination by the IRS, initiate any claim for refund and contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all U.S. federal income Taxes for any taxable period (or portion thereof) ending on or prior to the Closing Date.
     (d) The Buyer shall within ninety (90) days of the finalization of the Closing Date Balance Sheet, the Buyer shall provide to Silver Brand a schedule allocating the Purchase Price (and liabilities of the Company ) among the assets of the Company (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and consistent with the methodologies set forth on Schedule 10.5(d). Silver Brands may dispute any amounts reflected on the Purchase Price Allocation Schedule; provided, however, Silver Brands must have notified the Buyer in writing of the disputed items and setting forth in reasonable detail the basis of such dispute within thirty (30) days of receipt of the Purchase Price Allocation Schedule. If Silver Point properly disputes any portion of the Purchase Price Allocation Schedule, the parties shall resolve such dispute (including the sharing of costs) in the same manner in which a dispute regarding the Closing Date Balance Sheet is resolved in accordance with the provisions of Section 2.5(d). In particular, the

Buyer agrees to report the information required by Section 1060(b) of the Code on IRS Form 8594 consistent with such allocation as finally determined, and each Seller agrees to report the information required to be reported under Treasury Regulations Section 1.751-1(a)(3) consistent with such allocation as finally determined. The Parties further agree not to take any position, whether in any Tax Return, audit, examination, claim, adjustment, litigation or other proceeding with respect to U.S. federal income Tax (and state and local income Tax purposes where applicable), which is inconsistent with such intended treatment or allocation, unless required to do so by applicable Legal Requirements.
     (e) The Buyer and Sellers (in accordance with their Pro Rata Share) shall each be liable for, and shall pay 50% of, any and all transfer, sales, use, excise, goods and services, health services, conveyance, recording or any other similar fees or Taxes (including, without limitation, title recording or filing fees, mutation Taxes and other amounts payable in respect of transfer filings), and all documentary or other stamp Taxes, arising out of or related to the transactions contemplated by this Agreement. The Parties shall consult with each other in good faith and shall cooperate fully with each other in planning for the reduction or elimination of any such Taxes.
     (f) Notwithstanding any provision of this Agreement to the contrary, the covenants, agreements and obligations of the Parties in this Section 10.5 shall survive the Closing.
Article 11
Termination
     11.1 Termination Events
     This Agreement may be terminated by written notice given prior to the Closing:
     (a) by mutual written consent of Sellers and Buyer;
     (b) by Sellers or Buyer if the transactions contemplated hereunder shall not have been consummated by June 30, 2007 (unless the failure to consummate the transactions contemplated hereunder is attributable to the breach of any representations or a failure on the part of the Party seeking to terminate this Agreement to perform any obligation required to be performed by such Party or its Affiliates at or prior to the Closing);
     (c) by written notice from Buyer, unless Buyer is then in material default or breach of this Agreement, following a material breach of any covenant or agreement of Sellers contained in this Agreement, or if any representation or warranty of Sellers contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (i) if such breach or inaccuracy is curable by Sellers, then Buyer may not terminate this Agreement under this Section 11.1(c) with respect to the particular breach or inaccuracy provided Sellers cures such breach or inaccuracy within thirty (30) days after written notice of such breach from Buyer is received by Sellers; and (ii) the right to terminate this Agreement under this Section 11.1(c)

shall not be available to Buyer if the breach is the result of any willful act on the part of Buyer designed to impede the consummation of any transaction contemplated hereby; or
     (d) by written notice from Sellers, if none of the Company or Sellers is then in material default or breach of this Agreement, following a material breach of any covenant or agreement of Buyer contained in this Agreement, or if any representation or warranty of Buyer contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 9.1 and 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (i) if such breach or inaccuracy is curable by Buyer, then Sellers may not terminate this Agreement under this Section 11.1(d) with respect to the particular breach or inaccuracy provided Buyer cures such breach or inaccuracy within thirty (30) days after written notice of such breach from Sellers is received by Buyer and (ii) the right to terminate this Agreement under this Section 11.1(d) shall not be available to Sellers if the breach is the result of any willful act on the part of the Company or Sellers designed to impede the consummation of any transaction contemplated hereby.
     11.2 Effect of Termination
     If this Agreement is validly terminated pursuant to Section 11.1(a) or (b), this Agreement shall become null and void and all further obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party hereto; provided, however, that Buyer shall pay all Buyer’s Transaction Expenses and Sellers shall pay all of Company’s Transaction Expenses and the provisions of Section 7.2 shall not terminate. If this Agreement is validly terminated pursuant to Section 11.1(c) or (d), such termination shall not affect any right or remedy which has accrued hereunder or under applicable Legal Requirements prior to or on account of such termination, and the provisions of this Agreement shall survive such termination to the extent required so that each Party may enforce all rights and remedies available to such party hereunder or under applicable Legal Requirements in respect of such termination and so that any Party responsible for any breach or nonperformance of its obligations hereunder prior to termination shall remain liable for the consequences therefor.
Article 12
Indemnification; Remedies
     12.1 Survival
     The representations, and warranties of Sellers contained in this Agreement shall survive the Closing for a period of twelve months after the Closing Date; provided, however, that all covenants and agreements of Sellers set forth in this Agreement or the Representations and Warranties in Section 3.5 or in Section 4.4 shall survive the Closing and remain in full force and effect indefinitely, subject to applicable statutes of limitation.

     12.2 Indemnification by Sellers
     (a) Each Seller agrees with respect to itself only, subject to the other terms and conditions of this Article 12, to indemnify, defend and hold harmless Buyer and the Company (and their respective directors, officers, employees and Affiliates) from and against any and all Losses actually incurred or suffered by any such indemnified party that are related to or arise, directly or indirectly, out of (i) the breach of any representation or warranty of such Seller contained in Article 3 of this Agreement or in any certificate delivered by such Seller at the Closing pursuant to Section 8.1 as it related to such representations and warranties and (ii) any breach by such Seller of any covenants or agreements to be performed by such Seller pursuant to this Agreement.
     (b) Each of the Sellers agrees, subject to the other terms and conditions of this Article 12, to indemnify, defend and hold harmless Buyer for its Pro Rata Share all Losses actually incurred or suffered by Buyer that are caused by (i) the breach of any representation or warranty of Sellers contained in Article 4 of this Agreement, (ii) any breach by the Company of any covenants or agreement to be performed by it pursuant to this Agreement on or prior to the Closing and specifically excluding any Post-Closing Obligations.
     (c) Notwithstanding anything to the contrary contained in this Agreement, (i) the rights of Buyer to indemnification under this Article 12 shall constitute the sole and exclusive remedy of Buyer or any other Person from and after the Closing for any breach by Sellers of any provision of this Agreement, absent fraud, and (ii) no claim may be asserted nor any action commenced against Sellers for indemnification under Sections 12.2(a) and (b) unless written notice describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action is received by Sellers on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 12.1, provided, however, that Buyer may pursue specific performance and other equitable remedies for any matter that is indemnifiable under clause (ii) of each of Sections 12.2(a) and (b).
     (d) The indemnification obligations of Sellers pursuant to Sections 12.2(a)(i) and (b)(i) shall not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant thereto exceeds an amount equal to 1.5% of the Base Consideration (the “Deductible”), and then only to the extent such aggregate amount of Losses exceeds the Deductible; provided, however, in the case of a breach of Article 3, Sections 4.4, 4.5, 4.10 or 4.19(a)(iv), or any breach of any of Sellers’ covenants and agreements herein or in the case of fraud, the Deductible shall not apply. The indemnification obligations of Sellers pursuant to Sections 12.2(a) and (b) shall be limited to the Escrow Funds and no indemnification pursuant to such provisions shall be payable other than from the Escrow Funds; provided, however, in the case of fraud or a breach of Sections 4.19(a)(iv), 3.5 or 4.4, such indemnification limitation shall be the Purchase Price. The amounts held pursuant to the Escrow Agreement shall constitute the sole and exclusive remedy and source of payment for all Losses and claims related to this

Agreement except for claims as a result of fraud or a breach of Sections 4.19(a)(iv), 3.5 or 4.4; provided Buyer shall first seek recovery for claims based on fraud from the Escrow Funds.
     (e) Sellers shall have no obligation to indemnify Buyer with respect to any liabilities or assets of the Company included and resolved in the calculation of the Adjusted Net Working Capital, as finally determined under the procedures set forth in Section 2.5.
     (f) If an indemnification obligation exists under Section 12.2(a) or (b) due to the inaccuracy of any representation or warranty or breach of any covenant under this Agreement, the amount of any Loss related to such inaccuracy will be calculated without regard to any qualifications as to materiality or Material Adverse Effect contained in such representation or warranty or covenant.
     12.3 Notice of Potential Claims for Indemnification
     An indemnified party (the “Indemnitee”) shall give Sellers prompt written notice (an “Indemnification Notice”) of any matter or event that could give rise to any Loss for which indemnification by Sellers under this Article 12 may be due, including, but not limited to, any Third Party Claim, which, with the lapse of time, the giving of notice or both, would give rise to a claim or the commencement of any litigation that may result in a Loss (an “Asserted Liability”). Each Indemnification Notice shall specify with particularity the basis on which indemnification is sought and the Indemnitee’s good faith estimate of the amount of its Loss and/or Asserted Liability and, in the case of a Third Party Claim, contain (by attachment or otherwise) all such other information as such Indemnitee may have concerning such Third Party Claim. After the delivery of an Indemnification Notice, the Indemnitee shall provide prompt written notice to Sellers of all developments relating to the related Loss or Asserted Liability and any material changes in Indemnitee’s good faith estimate of the amount of its Loss or Asserted Liability. The Indemnitee shall provide Sellers with access, upon reasonable notice and during normal business hours, to its books and records, properties and personnel relating to the Loss or Asserted Liability. The Indemnitee will not be entitled to indemnification for Losses or Asserted Liabilities of the Indemnitee to the extent that any unreasonable delay in providing an Indemnification Notice or notice of future developments or other failure to follow the procedures set forth in this Article 12 prejudices Sellers’ ability to defend a Third Party Claim or otherwise affects Sellers’ ability to reduce the amount of indemnifiable Losses.
     12.4 Claims Not Involving Third Parties
     Upon receipt of an Indemnification Notice not involving a Third Party Claim, Sellers shall have twenty (20) business days to object to the claim set forth in the Indemnification Notice by delivery of a written objection (an “Objection”) to the Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely deliver an Objection shall constitute a final and binding acceptance of the claim by Sellers. If Sellers timely delivers an Objection, the parties shall in good faith seek to resolve any dispute within the twenty (20) business day period following the Objection (the “Dispute Resolution Period”). If the parties have not resolved their dispute within the Dispute Resolution Period, either party may bring an action pursuant to Section 13.8 and the parties shall proceed in accordance therewith. Upon resolution of the dispute and determination of the Loss pursuant to a final, non-appealable order, if any, Buyer shall be entitled to recover such Loss from any amounts then held pursuant to the Escrow Agreement subject to the limitations contained in this Article 12.
     12.5 Third Party Claims
     The obligations and liabilities of Sellers hereunder with respect to a Third Party Claim for which an Indemnitee is entitled to indemnification pursuant to this Article 12 shall be subject to the terms and conditions set forth in this Article 12. Sellers shall have the right to contest any Asserted Liability so long as it shall within 30 days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so by sending a notice to the Indemnitee. Sellers shall not consent to the entry of any judgment or enter into any settlement with respect to the Asserted Liability without the prior written consent of the Indemnitee, which consent shall not unreasonably be withheld. So long as Sellers are contesting any Asserted Liability, the Indemnitee shall not consent to the entry of any judgment or enter into any settlement with respect to the Asserted Liability. If Sellers elect not to contest the Asserted Liability, the Indemnitee (upon further notice to Sellers) shall have the right to pay, compromise or contest such Asserted Liability, provided that Indemnitee obtains the prior written consent of Sellers, which consent shall not unreasonably be withheld. In any event, Sellers and the Indemnitee may participate, at their own expense, in the contest of an Asserted Liability. Sellers and the Indemnitee shall cooperate fully with each other as to all Asserted Liabilities, shall make available to each other as reasonably requested all information, records, and documents relating to all Asserted Liabilities and shall preserve all such information, records, and documents until the termination of any Asserted Liability.
     12.6 Subrogation
     Upon payment of any Loss or the payment of any judgment or settlement with respect to a Third Party Claim, Sellers shall be subrogated to the extent of such payment to the rights of the Indemnitee against any person or entity with respect to the subject matter of such Loss or Third Party Claim. The Indemnitee shall assign or otherwise cooperate with Sellers, at the cost and expense of Sellers, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.
     12.7 Insurance and Other Recoveries
     Losses and all indemnification payments payable hereunder shall be reduced by the amount of insurance proceeds available to the Indemnitee or its affiliates (net of any applicable deductible) as a result of the Loss for which the Indemnitee is seeking indemnification. Each Party agrees (and will cause its affiliates) to promptly make a claim against any applicable insurance with respect to any Loss that would otherwise be payable pursuant to Section 12.2 and to use reasonable commercial efforts to prosecute such insurance claim. Buyer shall be responsible, as Indemnitee, for taking or causing to be taken all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to Losses that may be indemnifiable under this Article 12.
     12.8 Acknowledgement of Buyer
     The representations and warranties of Sellers expressly and specifically set forth in this Agreement, including the Disclosure Schedules (and updated Disclosure Schedules), constitute the sole and exclusive representations and warranties of the Company and Sellers to Buyer in connection with the transactions contemplated hereby. In connection with Buyer’s investigation of the Company, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility and other forecasts and plans so furnished to it, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer hereby acknowledges that neither of the Company or Sellers is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts.
     12.9 Escrow Account
     (a) Set-Off Against Escrow Account. Except as otherwise set forth in this Article 12, the rights to claim any amounts from the Escrow Funds shall occur upon (i) the agreement of Buyer and Sellers or (ii) upon the presentment by a party of a final, non-appealable judgment that such party is entitled to such amounts.
     (b) Release of Escrow. Except as otherwise provided in this Agreement, Buyer shall take all such action to cause the Escrow Funds to be released as follows upon a date twelve months after the date hereof, the remaining Escrow Funds, except for, and only to the extent of, amounts held with respect to pending claims of Buyer pursuant to this Article 12, will be released to Sellers. After such date, the remaining portion of the Escrow Funds held to secure remaining claims of Buyer shall be either paid to Buyer or released to Sellers (1) upon the agreement of Sellers and Buyer with respect to such funds or (2) a final nonappealable judgment that Sellers or Buyer, as the case may be, is entitled to such funds.
Article 13
General Provisions
     13.1 Public Announcements
     The initial press release relating to the transactions contemplated by this Agreement shall be a joint press release, the text of which has been agreed to by Sellers and Buyer.

13.2 Notices
     All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt), or (b) when received by the addressee, if sent by a delivery service (prepaid, receipt requested) or (c) when received by the addressee, if sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses, representative and telecopier numbers as a Party may designate by notice to the other Parties):
     (i) If to Buyer:

Bay Valley Foods LLC
c/o TreeHouse Foods, Inc.
Two Westbrook Corporate Center
Tower Two, Suite 1070
Westbrook, Illinois 60154
Attention: Thomas E. O’Neill
Facsimile: (708) 409-1062

with a copy (which shall not constitute notice) to:
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, Illinois 60601
Attention:Bruce A. Toth
Facsimile: (312) 558-5700

     (ii) If to Silver Brands:

c/o Silver Brands, Inc.
5121 Broadway
San Antonio, Texas 78209
Attn: Joseph Lauro
Facsimile: (210) 930-2842

with a copy (which shall not constitute notice) to:

Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
Attn: Daryl L. Lansdale, Jr.
Facsimile: (210) 270-7205

     (iii) If to VDW Investors:

VDW Farms, Ltd.
20014 Park Ranch
San Antonio, Texas 78259
Attention: Peter Gill
with a copy (which shall not constitute notice) to:
R. H. Tibaut Bowman, P.C.
North Frost Bank Building I
250 N. E. Loop 410, Suite 900
San Antonio, Texas 78209
Attn: R. H. Tibaut Bowman
Facsimile: (210) 826-5475
     13.3 Waiver
     Except as explicitly provided in this Agreement (including Sections 12.2 and 12.3), the rights and remedies of the Parties under this Agreement are cumulative and not alternative and are not exclusive of any right or remedies that any Party may otherwise have at law or in equity. Except as set forth in Article 12, neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.
     13.4 Entire Agreement; Amendment
     This Agreement (including the Disclosure Schedules and the Exhibits hereto) and the other Transaction Documents supersede all prior agreements between the Parties with respect to its subject matter and constitute (along with the Non-Disclosure Agreement) a complete and exclusive statement of the terms of the agreements between the Parties with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by all of the Parties hereto.
     13.5 Assignments
     This Agreement, and the rights, interests and obligations hereunder, shall not be assigned by any Party hereto by operation of Law or otherwise without the express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such other Party); provided, however, that, at or prior to the Closing, Buyer shall assign its rights to acquire any of the Units or Warrants held by VDW GP to a Person as long as (a) such Person is disregarded as any entity separate from TreeHouse Foods, Inc., a Delaware corporation and the sole member of Buyer, for U.S. federal tax purposes and (b) Buyer continues to be liable under this Agreement for the obligations of any such assignee.
13.6 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party in any material respect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
     13.7 Section Headings; Construction
     The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Article,” “Section” or “Sections” refer to the corresponding Article, Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. The Exhibits attached hereto and the Disclosure Schedules referred to herein and attached hereto are hereby incorporated herein and made a part hereof as if fully set forth herein.
     13.8 Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver
     (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois applicable to contracts executed in and to be performed in that State.
     (b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in an Illinois state or a federal court sitting in the City of Chicago, Illinois, and the Parties to this Agreement hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The Parties hereto hereby consent to service of process by mail (in accordance with Section 13.2) or any other manner permitted by law.
     (c) THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE SELLERS, BUYER OR THEIR RESPECTIVE REPRESENTATIVES IN THE NEGOTIATION OR PERFORMANCE HEREOF.

     13.9 Counterparts
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic or fax transmission shall be effective as delivery of a manually executed counterpart of this Agreement.
     13.10 Time of Essence
     Time is of the essence in this Agreement.
     13.11 No Third Party Beneficiaries
     This Agreement is for the sole benefit of the Parties hereto and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind.
     13.12 Expenses
     All expenses of the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, attorneys’, accountants’ and outside advisers’ fees and disbursements, shall be borne by the Party incurring such expenses. Without limiting the foregoing, (a) Buyer shall pay the Buyer Transaction Expenses, and (b) Sellers jointly and severally shall pay the Company Transaction Expenses. Anything to the contrary notwithstanding, Sellers shall not be required to pay any such fees and expenses to the extent that such fees and expenses are deducted in calculating the Purchase Price pursuant to Section 2.2.
(Signatures Begin on Next Page)

     In Witness Whereof, the Parties have caused this Purchase Agreement to be executed and delivered by their duly authorized representatives, all as of the Effective Date.

SELLERS: Silver Brands Partners II, L.P.
By:	Silver Brands, Inc.
Its:	General Partner

By:	/s/ Joseph Lauro
Name:	Joseph Lauro
Title:	Vice President

VDW Management, L.L.C.
By:	/s/ Joseph Lauro
Name:	Joseph Lauro
Title:	Vice President

VDW Farms, Ltd.
By:	VDW Genpar, Ltd.
Its:	General Partner

By:	VDW Corp Genpar, Inc.
Its:	General Partner

By:	/s/ Peter Gill
Name:	Peter Gill
Title:	President

BUYER: Bay Valley Foods LLC
By:	/s/ Sam K. Reed
Name:	Sam K. Reed
Title:	Chief Executive Officer